[Eagle Life Letterhead]

June 15, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:	Pre-Effective Amendment No. 2 to the Form S-1
Registration Statement File No. 333-160345
filed by Eagle Life Insurance Company

Dear Commissioners:

Eagle Life Insurance Company (the “Company”) provides this letter to the Securities and Exchange Commission (the “Commission”) to acknowledge that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further, pursuant to Rule 461 under the Securities Act of 1933, the Company hereby requests that Pre-Effective Amendment No. 2, filed on June 18, 2010, to the Registration Statement filed on Form S-1 (File No. 333-160345) be accelerated and declared effective on or before June 28, 2010.

If you have any questions or further comments, please call the undersigned at 515.457.1941 or Thomas E. Bisset at 202.383.0118.

Very truly yours,

/s/ David Jeff Noble
David Jeff Noble
Chairman of the Board and President,
Eagle Life Insurance Company

cc:	Wendy Waugaman
Marla Lacey
Stephen Roth
Thomas Bisset
Lisa Flanagan

2

[American Equity Capital, Inc. Letterhead]

June 15, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:	Pre-Effective Amendment No. 2 to the Form S-1
Registration Statement File No. 333-160345
filed by Eagle Life Insurance Company

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, American Equity Capital, Inc., principal underwriter, hereby requests that Pre-Effective Amendment No. 2, filed on June 18, 2010, to the Registration Statement filed on Form S-1 (File Nos. 333-160345) be accelerated and declared effective on or before June 28, 2010

If you have any questions or further comments, please call the undersigned at 515.457.1704 or Thomas E. Bisset at 202.383.0118.

Very truly yours,

/s/ Susan E. Mersereau
Susan E. Mersereau
Chief Compliance Officer
American Equity Capital, Inc.

cc:	Wendy Waugaman
Marla Lacey
Stephen Roth
Thomas Bisset
Lisa Flanagan

THOMAS E. BISSET

DIRECT LINE: 202.383.0118

E-mail: thomas.bisset@sutherland.com

June 18, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St. NE

Washington, DC 20549

Re:	Pre-Effective Amendment No. 2 to the Form S-1 Registration Statement File No. 333-160345 filed by Eagle Life Insurance Company

Dear Commissioners:

On behalf of Eagle Life Insurance Company (the “Company”), we are transmitting for filing under the Securities Act of 1933, as amended (the “1933 Act”) a copy of Pre-Effective Amendment No. 2 to the Form S-1 Registration Statement (the “Amendment”) for certain flexible premium deferred index annuity contracts (the “Contracts”).

The Amendment incorporates changes made in response to comments raised by the Securities and Exchange Commission (“SEC”) staff via e-mail and telephone communications, and includes information necessary to complete the registration statement, such as financial statements and the remainder of the required exhibits.  The Amendment also reflects clarifying or stylistic changes.  Acceleration requests from the Company and the principal underwriter also accompany the filing.

The following paragraphs provide the Company’s response to the SEC staff’s comments.  For the SEC staff’s convenience, each of the comments is set forth in full below, followed by the response.

Cover Page

1.             Comment:  Please address the application of the Surrender Charge and Market Value Adjustment in the highly unlikely event that the Company discontinues an Indexed Value Option or all Index Value Options under the Contract and the Contract Owner chooses to surrender the Contract during the Surrender Charge Period.

Response:  The Company has added the following disclosure to the cover page of the prospectus:  “We do not guarantee that the Contract will have the same or similar Indexed Value Options for the period you own the Contract.   Although it is highly unlikely, it is possible that we may terminate or substitute an Indexed Value Option.  If you do not wish to allocate your Contract Value to one or more of the remaining options available under the Contract, you may surrender your Contract, but if you do so during the Surrender Charge Period you will be assessed a Surrender Charge, and you may be subject to an MVA, which may result in you receiving less than the Premiums you have paid into the Contract.  Although it is highly unlikely, it is also possible that we may eliminate all of the Indexed Value Options leaving only the Fixed Value Option available under the Contract.  If that happens and you do not want to allocate all of your Contract Value to the Fixed Value Option, you may surrender your Contract, but if you do so during the Surrender Charge Period you will be assessed a Surrender Charge, and you may be subject to an MVA, which may result in you receiving less than the Premiums you have paid into the Contract.”

2.             Comment: The disclosure under the “WHAT ARE MY CONTRACT’S FEES AND CHARGES?” section should be revised to reflect that the Surrender Charge would apply in all cases where the Contract is fully or partially surrendered during the Surrender Charge Period and the amount withdrawn exceeds the Penalty-Free Withdrawal Amount.

Response:  The Company respectfully disagrees with the SEC staff comment.  Specifically, if the Contract Owner is eligible to rely upon either the Confinement Care Rider or Terminal Illness Rider, a Surrender Charge may not apply.  For that reason, the Company has added the following disclosure to the “WHAT ARE MY CONTRACT’S FEES AND CHARGES?” section of the prospectus:  “During the Surrender Charge Period, if you surrender your Contract, fully or partially, or make a withdrawal larger than the Penalty-Free Withdrawal amount, you will be assessed a Surrender Charge and may be assessed an MVA.  We will waive all or a portion of the Surrender Charge where your request for surrender or withdrawal meets the conditions of the Confinement Care Rider or Terminal Illness Rider.  For information on the Confinement Care Rider or Terminal Illness Rider, see the “Surrender Charge” section on page      .”

3.             Comment:  With respect to when the Company cannot notify contract owners 15 days before the Contract Anniversary, will Contract Owners have the opportunity to transfer?

We note that transfers must be made before a Contract Anniversary.  Also, this should be added as a risk factor.  The disclosure on page 10 regarding the 15 day notice should cross reference this qualification (e.g., “but see page xx . . .”).

Response:  The Company added the following disclosure to the “RISK FACTORS-Other Interest Rate Risks” section of the prospectus in response to the SEC staff comment:  “In the highly unlikely event that volatile financial markets prevent us from being able to guarantee the Cap Rate for the next Contract Year 15 days before the Contract Anniversary, we will notify you of the new Cap Rate as soon as possible prior to the Contract Anniversary.”  The Company also confirms that Contract Owners would still retain the right to transfer Accumulated Value among the interest crediting options under the Contract on the Contract Anniversary where the notice of the new Cap Rate is not sent out at least 15 days prior to the Contract Anniversary.

Pages 9-11

4.             Comment:  Please relocate the risk disclosure following the “What are my contract benefits” disclosure (e.g. “What are my contract’s risks?”).

Response:  The “RISK FACTORS” section has been moved to immediately follow the section of the prospectus entitled “WHAT ARE MY CONTRACT’S BENEFITS?” and has been renamed “WHAT ARE MY CONTRACT’S RISKS?

5.             Comment:  The heading “Risk That We May Eliminate or Substitute an Index” only relates to the Index rather than to both the Index and the Indexed Value Options.  Also, the last sentence of the first paragraph on page 11 should clarify that the risk factor being referred to is that of the Index (and not the Indexed Value Options).

Response:  The “Risk That We May Eliminate or Substitute an Index” subsection in the newly renamed “WHAT ARE MY CONTRACT’S RISKS?” section of the prospectus has itself been renamed “Risk That We May Eliminate or Substitute an Index or Index Value Option” to reflect that the subsection also addresses the substitution and elimination of Indexed Value Options.  Also, the last sentence of the first paragraph in that subsection has been modified to reflect that the following bullet points pertain only to the elimination or substitution of an Index.

Page 11 and Page 18

6.             Comment:  Please take a look at the disclosure in PHL Variable Insurance Company product (File No. 333-132399) in light of the fact that the Contract will no longer be invested in an equity-index product in the event the company, in its sole discretion, eliminates all of the Indexed Value Options.

Response:  In response to the SEC staff comment, the Company has added the following prominent disclosure to the “Risk That We May Eliminate or Substitute an Index or Index Value Option” subsection in the newly renamed “WHAT ARE MY CONTRACT’S RISKS?” section of the prospectus:   “IF WE TERMINATE OR SUBSTITUTE AN INDEXED VALUE OPTION AND YOU DO NOT WISH TO ALLOCATE YOUR CONTRACT VALUE TO ONE OR MORE OF THE REMAINING OPTIONS AVAILABLE UNDER THE CONTRACT, YOU MAY SURRENDER YOUR CONTRACT, BUT YOU MAY BE SUBJECT TO A SURRENDER CHARGE AND AN MVA, WHICH MAY RESULT IN A LOSS OF PREMIUM AND CREDITED INTEREST.”  In addition, in response to the SEC staff comment, identical disclosure under the “CONTRACT VALUE-Indexed Value Options” section of the prospectus has been made more prominent.

Tandy Representations

The Company has submitted a separate letter that recites the Tandy representations as correspondence to the Amendment.

*  *  *  *  *

We believe that the Amendment is complete and responds to all SEC staff comments.  We respectfully request that the SEC staff review these materials as soon as possible.  As noted above, requests for acceleration from the Company and from the principal underwriter accompany the Amendment and request acceleration of the effective date of the Amendment on or before June 28, 2010.

If you have any questions regarding this letter or the enclosed Amendment, please contact the undersigned at 202.383.0118.  We greatly appreciate the SEC staff’s efforts in assisting the Company with this filing.

Sincerely

/s/ Thomas E. Bisset

Thomas E. Bisset

Enclosures

cc:	Wendy Waugaman
Marla Lacey
Steve Roth
Lisa Flanagan